                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                        Liberty Financial Companies, Inc.
                        ---------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                     --------------------------------------
                         (Title of Class of Securities)

                                   530512-102
                                   ----------
                                 (CUSIP Number)

                            Christopher C. Mansfield
                        Liberty Mutual Insurance Company
                               175 Berkeley Street
                           Boston, Massachusetts 02117
                           ---------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                January 13, 2000
                                ----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 4 Pages


                                                              SCHEDULE 13D

CUSIP No.                530512-102                                                                         Page 2 of 4 Pages
----------------------------------------------            -------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

            Liberty Mutual Insurance Company
-----------------------------------------------------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) / /    (b) / /

            Not Applicable
-----------------------------------------------------------------------------------------------------------------------------
    3       SEC USE ONLY


-----------------------------------------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
-----------------------------------------------------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

            Not Applicable
-----------------------------------------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            The Commonwealth of Massachusetts
-----------------------------------------------------------------------------------------------------------------------------
                                  7      SOLE VOTING POWER

                   NUMBER OF             33,924,451 Shares
                    SHARES               ------------------------------------------------------------------------------------
                 BENEFICIALLY     8      SHARED VOTING POWER
                   OWNED BY
                     EACH
                   REPORTING             0
                    PERSON               ------------------------------------------------------------------------------------
                     WITH         9      SOLE DISPOSITIVE POWER

                                         33,924,451 Shares
                                         ------------------------------------------------------------------------------------
                                  10     SHARED DISPOSITIVE POWER

                                         0
                                         ------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            33,924,451 Shares
-----------------------------------------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

            Not Applicable
-----------------------------------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            Approximately 71.7%
-----------------------------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IC
-----------------------------------------------------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                Page 2 of 4 Pages

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

(a) The aggregate number and percentage of shares of Common Stock beneficially owned by Liberty are 33,924,451 and approximately 71.7% of the issued and outstanding shares of Common Stock as disclosed on the records of the Issuer's transfer agent on January 20, 2000.

(b) Liberty has the sole power to vote and dispose of 33,924,451 shares of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         On January 13, 2000, the Issuer's President and Chief Executive Officer, Kenneth R. Leibler resigned, and Gary L. Countryman, the Chairman and former Chief Executive Officer of Liberty and Chairman of the Issuer, was elected by the Issuer's Board of Directors as the President and Chief Executive Officer of the Issuer.

         Giving effect to Mr. Leibler's resignation, 12 of the Issuer's 13 directors are currently also directors of Liberty.


                                Page 3 of 4 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                LIBERTY MUTUAL
                                  INSURANCE COMPANY

Dated:  January 20, 2000        By:     /s/Christopher C. Mansfield
                                      ------------------------------------------
                                Name: Christopher C. Mansfield
                                Title:Senior Vice President and General Counsel



                                Page 4 of 4 Pages